Exhibit 12
THE WESTERN UNION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
(in millions)

	2010	2009	2008	2007	2006
Earnings:
Income before income taxes	$1,145.2	$1,131.5	$1,238.7	$1,222.4	$1,335.1
Fixed charges	178.0	172.8	184.8	204.1	56.9
Other adjustments	(3.1)	(0.9)	(4.6)	1.2	(7.2)

Total earnings (a)	$1,320.1	$1,303.4	$1,418.9	$1,427.7	$1,384.8

Fixed charges:
Interest expense	$169.9	$157.9	$171.2	$189.0	$55.2
Other adjustments	8.1	14.9	13.6	15.1	1.7

Total fixed charges (b)	$178.0	$172.8	$184.8	$204.1	$56.9

Ratio of earnings to fixed charges (a/b)	7.4	7.5	7.7	7.0	24.3
     For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges included in the determination of income before income taxes and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense, and an estimated interest portion of rental expenses and income tax contingencies, which are included as a component of income tax expense. Substantially all of our debt was incurred in connection with our Spin-off from First Data on September 29, 2006, resulting in earnings to fixed charges being lower subsequent to the Spin-off.